Exhibit 21.1

SUBSIDIARIES OF CHINA SPORTS HOLDING COMPANY LIMITED

Name of Subsidiary	State of Incorporation or Organization
Kobe Sport (International) Company Limited	British Virgin Islands
Nam Kwong Trading Company Limited	Hong Kong
Kobe Brand and Properties Management Company Limited	Hong Kong
Fujian Jinjiang Hengfeng Shoes & Garments Co., Ltd.	People’s Republic of China